March 31, 2005	Kevin E. Hisko
Direct Line: 604-646-3322
E-mail: khisko@moisolicitors.com

By SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Re: Notice of Filing – National Instrument 44-101
Lundin Mining Corporation (the "Corporation")
Renewal Annual Information Form dated March 31, 2005

We write in respect of the Corporation's annual information form ("AIF") dated March 31, 2005 filed under SEDAR Project No. 757305. Please accept this correspondence as our Notice of Filing AIF under National Instrument 44-101.

Please contact the writer if you have any questions in that regard.

Yours truly,

McCULLOUGH O'CONNOR IRWIN

"Kevin E. Hisko"

Kevin E. Hisko

KEH/dml

1100 888 Dunsmuir Street
Vancouver, BC
Canada V6C 3K4

T 604-687-7077
F 604-687-7099

2854.001\0193	A P A R T N E R S H I P C O M P R I S E D O F L A W C O R P O R A T I O N S